(Overnite Letterhead)








September 14, 1999

VIA FACSIMILE 202-942-9527 and EDGAR

Mr. Kenneth Lench
Division of Corporation Finance
United States Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549-0305

RE:      Overnite Corporation
         Registration Statement on Form S-1
         Filed May 20, 1998
         Amendments filed June 26, July 13, July 22, and July 27, 1998 File No. 333-53169

Dear Mr. Lench:

         This letter is in response to a letter from your office dated August 16, 1999.

         Overnite Corporation requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced registration statement, File Number 333-53169. Overnite Corporation on behalf of itself and its parent, Union Pacific Corporation, desires to withdraw the registration statement due to current market conditions which indicate that a fair return would not be generated for shareholders at this time.

     Please direct any questions regarding this request to Ellen J. Curnes, Senior Corporate Counsel, Union Pacific Corporation at (402) 271-3320 or Marcia
K. Anderson, Assistant Corporate Attorney, Union Pacific Corporation at (402) 271-3797.


                                            Very truly yours,


                                            /s/ Patrick D. Hanley
                                            ---------------------
                                            Patrick D. Hanley
                                            Senior Vice President and
                                            Chief Financial Officer


cc:      David M. Carter, Esq.
         Hunton & Williams

         William P. Rogers, Jr., Esq.
         Cravath, Swaine & Moore